Offering Statement for Canine Life Sciences Inc ("Canine Biologics")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Canine Life Sciences Inc

   2145 S Clermont St
   Suite 3
   Denver, CO 80222

Eligibility

2. The following are true for Canine Life Sciences Inc:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Timothy Bennett

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/15/2018	Present	CAVU Strategy Consulting	Owner, Consultant
01/01/2015	01/01/2018	TDECU	Chief Brand Officer
12/23/2019	Present	Canine Life Sciences Inc dba Canine Biologics	Board Member, Marketing Advisor

TIM BENNETT Board Member, Marketing Advisor Mr. Bennett holds a B.A. in Economics and an MBA, both from the University of Michigan. He has resided and worked in the U.S., Europe and Asia. An expert in designing and implementing data-driven marketing planning systems, decision automation and predictive analytics, Tim helps companies make the shift to less costly and more effective new marketing technologies and to reliable measurement of marketing ROI that will increase the accountability of marketing staffs and align their efforts with the company's strategy. Tim served as General Director - Brand Strategy and Research for General Motors for seven years where he guided the global decision-making of GM's most senior leaders regarding brand portfolio management, including market entry planning, divestitures and capital planning. Work History: (https://www.linkedin.com/in/tim-bennett-932744a/)

Name
Afshin Safavi

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2019	Present	Chimeron Bio	Founder, Chairman of the Board
04/01/2008	Present	BioAgilytix	Founder and Board Member
04/01/2008	12/01/2018	BioAgilytix	Founder and Global Chief Scientific Officer
12/23/2019	Present	Canine Life Sciences Inc dba Canine Biologics	Co-Founder, Chairman of the Board, CSO
11/01/2018	Present	Safavi Holdings LLC	CEO and President

Dr. Afshin Safavi PhD previously was the founder of BioAgilytix Labs. He is a veteran biochemist who has extensive experience in establishing and leading bioanalytical teams in support of the development of biological products in preclinical and clinical-trial laboratories in pharmaceutical, biotechnology, manufacturing companies and contract research organizations. He is also a founder, consultant, board member, entrepreneur, and investor in biotech, Animal Health, pharma, IT, and real-estate. He holds a B.S. (Biochemistry) from UCLA, and a Ph.D. (Biochemistry) from Univ. of Kentucky Medical School. Work History: (linkedin.com/in/afshinsafavi)

Name
Charles Mueller

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2012	10/31/2019	Bentley Wellness Technologies Inc.	Consulting Agreement
01/01/2020	Present	Canine Life Sciences Inc dba Canine Biologics	Chief Financial Officer

Mr. Mueller is a former CFO for three companies specializing in manufacturing, software and the oil and gas industry, each with sales in excess of $200 million per annum. He is a graduate of the University of Wisconsin- Milwaukee with a BBA in Accounting. He is also a graduate of the IMD Switzerland executive and management training program . He was previously a CPA in the State of Wisconsin

Name
Jeff Sutherland

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/23/2019	Present	Canine Life Sciences Inc dba Canine Biologics	CEO
01/01/2016	12/23/2019	Consulting	Self-employed

Mr. Sutherland founded Canine Biologics in 2019. He has an extensive background in marketing, management, and information systems through his 30+ years of employment with major U.S. and international advertising, technology, and consulting organizations. Mr. Sutherland also enjoys recent, significant experience in the pet food category. Work History: (https://www.linkedin.com/in/jeff-sutherland-a3abb94/)

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Jeff Sutherland

Securities:	3,117,875
Class:	Common Shares
Voting Power:	31.8%

Afshin Safavi

Securities:	2,972,068
Class:	Common Shares
Voting Power:	30.3%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Our company is dedicated exclusively to developing nutrition systems designed to support dogs fighting cancer. Our team of veterinarians and scientists has taken an evidence-based approach to develop our three-part Integrated Nutrition System. That system combines human-grade food, wild-caught salmon oil, and specialized supplements into a single, cross-balanced plan to meet each dog's specific needs. We developed this approach based on dozens of peer-reviewed research studies and clinical trials; formulating the nutrition required to support the digestive, immune, and other physiologic systems of dogs fighting cancer.

Canine Biologics currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Canine Life Sciences Inc speculative or risky:
    1. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
    2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued

publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

4. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. We rely on a limited number of suppliers or, in some cases, sole suppliers for our food and supplements and may not be able to find replacements or immediately transition to alternative suppliers.

6. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

7. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

9. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

10. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

11. Our ability to succeed depends on how successful we will be in our fundraising effort.

We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the*

net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the*

price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Canine Life Sciences Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $477,540 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital , operating costs , management salaries. crowd-raising portal fees and new product development .While the Company expects to use the net proceeds from the Offering in the manner described as follows, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$23,399
Compensation for managers	$4,350	$125,000
New product development	$0	$25,000
Crowd funding marketing	$0	$15,000
Inventory Purchases	$0	$119,000
Selling costs	$150	$21,500
Marketing Costs	$4,590	$140,200
Administrative Costs	$420	$8,441
Total Use of Proceeds	**$10,000**	**$477,540**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Canine Life Sciences Inc must agree that a transfer agent, which keeps records of our outstanding Common Shares (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $0.81 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Shares	29,242,000	7,559,610	Yes	
Class B Common Shares	758,000	0	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options		2,150,000
Warrants	A common stock purchase warrant to purchase up to 5,508 shares of Canine Biologics common stock, no par value, for a period of two years from the date of issuance of the warrant, at an exercise price of $0.59 per share of common stock. The purchase number of common shares under the Warrant applied at the exercise price of $0.59 per share shall not exceed 5% of the amount of the Promissory Note of $65,000.	5,508

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

There are 2,150,000 securities reserved for option contracts and 5,508 securities reserved for warrant contracts. If those contracts get exercised your ownership in the company will get diluted. There are outstanding SAFE note contracts in the amount of $56,771, if they convert your ownership in the company will get diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's bylaws for all Securities sold in this Offering.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuers discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	SBA
Amount Outstanding:	$1,000
Interest Rate:	1.0%
Maturity Date:	May 27, 2035

Other Material Terms:

    Installments due of $5, commencing 5/27/21.

Creditor(s):	Safavi Holdings LLC
Amount Outstanding:	$65,000
Interest Rate:	8.0%
Maturity Date:	August 12, 2023

Other Material Terms:

    Principal and accrued interest thereon shall be immediately due and payable on August 12, 2023. Interest shall accrue on the outstanding principal amount at a rate equal to 8% per annum. Interest shall be calculated on the basis of the actual number of days elapsed and a year of 360 days. Additional Condition: Warrants Lender shall be entitled to receive, upon the making of the Loan, a common stock purchase warrant to purchase up to 5,508 shares of Canine Biologics common stock, no par value, for a period of two years from the date of issuance of the warrant, at an exercise price of $0.59 per share of common stock. The purchase number of common shares under the Warrant applied at the exercise price of $0.59 per share shall not exceed 5% of the amount of the Promissory Note of $65,000.

25. What other exempt offerings has Canine Life Sciences Inc conducted within the past three years?

Date of Offering:	07/2021
Exemption:	

    Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	SAFE
Amount Sold:	$56,771
Use of Proceeds:	

    $46,250 towards ongoing payroll and marketing, sales and administrative costs and $3,750 towards the Wefunder intermediary fee.

Date of Offering:	12/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$24,000
Use of Proceeds:	General operations and advertising

Date of Offering:	12/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$125,000

Use of Proceeds:	General operations and advertising
Date of Offering:	03/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$185,000
Use of Proceeds:	General operations and advertising
Date of Offering:	05/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$400,000
Use of Proceeds:	General operations and advertising

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Safavi Holdings LLC	Afshin Safavi, Director is 100 % owner of the LLC	Note Payable	$65,000
Pet Health Sciences LLC	Partners of the LLC are Safavi Holdings LLC, whose principals are Afshin Safavi, Director; Jeff Sutherland, CEO and Director; Charles Mueller, CFO and Director	Priced round	$125,000
Safavi Holdings LLC	Afshin Safavi, Director is 100 % owner of the LLC	Priced round	$24,000
Afshin Safavi	Director	Priced round	$50,000
Jeff Sutherland	Director and CEO	Priced round	$50,000

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Management's Discussion and Analysis of Financial Condition and Results of Operations: You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the ''Risk Factors " section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward looking statements contained in the following discussion and analysis. Overview: We make specialized, veterinarian-formulated nutrition for dogs battling cancer. In 5 years, we believe that Canine Biologics could own the market for the approximately 10 million dogs living with cancer at any point in time in the US and Canada as well as those on other continents. These projections are not guaranteed. Milestones: Canine Life Sciences Inc. DBA Canine Biologics was incorporated in the State of Colorado in December 2019. Since then, we have: 6 consecutive months of positive revenue growth since entering the market. (Nov - April MTD) Market Potential: 500,000 dogs (the US and Canada) are diagnosed with cancer each month. The experienced team includes Ph.D. veterinarians with advanced expertise in nutrition and cancer care. We believe there are no other companies offering complete products (food + supplements) for dogs with cancer. Expanded product roadmap includes formulated treats and liquid diet for dogs requiring tube feeding. Historical Results of Operations: Our company was organized in December 2019 and has limited operations upon which prospective investors may base an evaluation on its performance. Revenues & Gross Margins. For the period ended December 31, 2020, the Company had revenues of $5,823 compared to the year ended December 31, 2019, when the Company had revenues of $0. Assets. As of December 31, 2020, the Company had total assets of $403,282, including $98,886 in cash. As of December 31, 2019, the Company had $146,911 in total assets, including $119,551 in cash. Net Loss. The Company has had net losses of $353,517 and net losses of $10,497 for the fiscal years ended December 31, 2020, and December 31. 2019, respectively. Liabilities. The Company's liabilities totaled $33,296 for the fiscal year ended December 31, 2020, and $8,409 for the fiscal year ended December 31, 2019. Related Party Transactions: Refer to Question 26 of this Form C for disclosure of all related party transactions. Liquidity & Capital Resources: To date, the company has been financed with $66,000 in debt and $791,782 in equity. After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 16 months before we need to raise further capital. We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future. We will likely require additional financing more than the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum number of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors. Runway & Short/Mid Term Expenses: Canine Life Sciences Inc. DBA Canine Biologics cash in hand is $88,713 as of August 2021. Over the last three months, revenues have averaged $3,465/month, cost of goods sold has averaged $4,757/month, and operational expenses have averaged $36,364/month, for an average burn rate of $35,795 per month. Our intent is to be profitable in 20 months. Subsequent to December 31, 2020, the company raised $56,771 in SAFE contracts via Reg CF Offering on Wefunder. The PPP Loan Payable of $19,100 is forgiven. The company also received a loan from Safavi Holdings LLC in the amount of $65,000. Beginning in August 2020 we introduced to the marketplace our nutritional products for dogs suffering from cancer by focusing the sale of our products through U.S.-based veterinarians for resale or recommendation to their clients. However, the impact on our business arising from the COVID-19 pandemic was severe and our initial sales in 2020 were only $5,800. Due to COVID-19, veterinary offices around the country have been - and remain - closed to in-office visits to our sales representatives. These restrictions reduced the impact of our sales efforts. This combined with the extraordinary economic impact on the general population, approximately 46% of whom own dogs, has had a significant impact on our business. Our operating cash flows are projected to break even starting in May 2023 (20 months from funding commencement). Our net funding required during this period is $900,000 for working capital and development of new products including additional food type offerings, supplement formulations for other forms of cancer, treat offerings, liquid diet products for dogs in critical care/requiring tube feeding, and international market expansion. These projections are not guaranteed. There are no additional capital or debt raises expected other than what is raised through the Netcapital offering.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
       1. in connection with the purchase or sale of any security?
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
       1. in connection with the purchase or sale of any security?;
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an

agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Canine Life Sciences Inc answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Tens of thousands of years ago we brought dogs into our camps into our homes and we made a deal we would care for them and they would care for us and when they have cancer when they need us the most, Canine Biologics is here to help. At Canine Biologics we have a singular focus, to support the 500,000 dogs diagnosed with cancer each month in North America alone, we are already doing this through the introduction of our integrated nutrition system which came to market over six months ago. Our system is available in 22 states and is recommended by veterinarians, both board-certified oncologists and GP's. I'm Jeff Sutherland, CEO and Founder of Canine Biologics and it's my lifelong passion for dogs that led me on the journey to bring Canine Biologics to market. Our integrated nutrition system is evidence-based and formulated by veterinarians. Our team includes a professor of clinical nutrition and an active practitioner with a PhD in tumor immunology, who sees dogs with cancer every day. Our integrated nutrition system is comprised of three parts: specialized supplements along with vitamins and minerals, 100 human grade food, and wild caught alaskan salmon oil. These three together are the basis for a revolutionary new approach to nutrition for dogs with cancer. One of my co-founders Dr. Afshin Safavi, holds a PhD in biochemistry he is our Chairman and Chief Science Officer. He's been in biotech and pharma for over 25 years and as an entrepreneur has led several successful exits, including one for over four hundred million dollars. Hello I'm Afshin Safavi and as Jeff mentioned I'm the Chairman of the Board at Canine Biologics. As a trained biochemist and businessman, I've led multiple companies from startup to exit with a combined value of over 400 million dollars. The secret sauce has been relatively simple: find founders that know the industry and market they want to serve, founders that are passionate about their work, and founders that know how to surround themselves with smart and experienced employees. Jeff has managed to bring all these elements under one umbrella at Canine Biologics to support one core mission: supporting dogs with cancer as they battle this devastating disease and empowering their owners to do everything they can for their best furry friends. I hope you join us on this great journey with your investment. Thank you.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.caninebiologics.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.